Exhibit (a)(1)(G)
This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities. The U.S. Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related ADS Letter of Transmittal, and any amendments or supplements thereto. The U.S. Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of PT Shares (as defined below) in any jurisdiction in which the making or acceptance of offers to sell PT Shares would not be in compliance with the laws of that jurisdiction. However, the Purchasers (as defined below) may, in their discretion, take such action as they may deem necessary to make the U.S. Offer in any jurisdiction and extend the U.S. Offer to holders of PT Shares in such jurisdiction. In any jurisdiction where the applicable laws require the U.S. Offer to be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of the Purchasers by J.P. Morgan Securities Inc. and Santander Investment Securities Inc., which are acting as the co-dealer managers (the “Co-Dealer Managers”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Ordinary Shares held by U.S. Holders and
All American Depositary Shares

of
Portugal Telecom, SGPS, S.A.
at
€9.50 Per Ordinary Share
and
the U.S. Dollar Equivalent of €9.50 Per American Depositary Share
by
Sonae, SGPS, S.A., Sonaecom, SGPS, S.A., and Sonaecom B.V.
     Sonae, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonae”), Sonaecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonaecom”), and Sonaecom B.V., a private limited company organized under the laws of the Netherlands and a wholly-owned subsidiary of Sonaecom (“Sonaecom B.V.” and, together with Sonaecom and Sonae, the “Purchasers”), are offering in the United States to purchase for cash all outstanding ordinary shares, nominal value €0.35 each (the “Ordinary Shares”), of Portugal Telecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“PT”), held by U.S. holders (defined as securityholders resident in the United States pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934 (the “Exchange Act”)) and all outstanding PT American Depositary Shares, each representing one Ordinary Share (“ADSs” and, together with the Ordinary Shares, the “PT Shares”), wherever such holders are located, at a price of €9.50 per Ordinary Share and the U.S. dollar equivalent of €9.50 per ADS and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 16, 2007 (the “Offer to Purchase”) and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “U.S. Offer”).
     Record owners of ADSs subject to the U.S. Offer who hold their ADSs in the form of American Depositary Receipts (“ADRs”) and tender their ADSs in the U.S. Offer will not have to pay brokerage fees or similar expenses. Shareholders who hold their ADSs through a broker or other nominee, and whose broker tenders their ADSs on their behalf, may be charged a fee by their broker or other nominee. The Purchasers will not be responsible for paying that fee. Owners of Ordinary Shares must tender their shares by submitting a sale order for such Ordinary Shares through any member of the Euronext Lisbon Stock Exchange (“Euronext Lisbon”) or an intermediary in whose name such Ordinary Shares are registered, who may charge them a fee. The Purchasers will not be responsible for paying that fee. Shareholders should consult their broker or nominee to determine whether any charges will apply.
THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:30 A.M., NEW YORK
CITY TIME, ON FRIDAY, MARCH 9, 2007, UNLESS THE U.S. OFFER IS EXTENDED.
     The U.S. Offer is being made separately from a Portuguese offer (the “Portuguese Offer”), by Sonaecom and Sonaecom B.V., which is open to non-U.S. holders of Ordinary Shares and all holders of class A shares, nominal value €0.35 each of PT (“Class A Shares”), if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the Portuguese Offer. Together, the U.S. Offer and the Portuguese Offer (collectively, the “Offers”) are being made for all issued and outstanding share capital of PT. Each of the U.S. Offer and the Portuguese Offer is being made on terms at least as favorable to shareholders as the other offer, and completion of the U.S. Offer and the Portuguese Offer is subject to the same Conditions (as defined in the Offer to Purchase), which include, among others, the acquisition by the Purchasers in the Offers of a minimum number of PT Shares that, together with the PT Shares held by the Purchasers and entities connected with the Purchasers, represent more than 50% of the total share capital and voting rights of PT (the “Minimum Condition”). The Offers are also conditioned on approval by the general meeting of PT shareholders of (i) the acquisition by the Purchasers of more than 10% of PT’s share capital and (ii) an amendment of PT’s articles of association removing all limitations on the voting rights of PT’s share capital held by a single shareholder acting for itself or on behalf of other shareholders.
     Pursuant to the terms of the Offers, if the Conditions to the Offers are not satisfied, the Purchasers will not complete the Offers. Under Portuguese rules related to the conduct of a tender offer, on the first Portuguese business day after the expiration of the Offers, a special session of Euronext Lisbon will be convened to determine the results of the Offers (the “Euronext Special Session”). Following the expiration of the Offers, the sale orders of holders of Ordinary Shares will be aggregated through Euronext Lisbon with the ADSs that have been tendered in the U.S. Offer. Ordinary Shares and ADSs tendered in the U.S. Offer may be withdrawn at any time on or prior to the Expiration Date. The term “Expiration Date” means 11:30 a.m., New York City time, on Friday, March 9, 2007, unless the Purchasers, in their sole discretion, have extended the initial period of time during which the U.S. Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the U.S. Offer, as so extended, shall expire.
     If the Conditions have not been satisfied, the Offers will expire on their terms. Under Portuguese law, Sonaecom and Sonaecom B.V. are entitled to increase the offer price by at least 5% at any time prior to ten calendar days prior to the expiration of the Portuguese Offer. In addition, in connection with such increase, the Purchasers may amend or waive any of the Conditions, including the Minimum Condition. If the Purchasers determine that they will increase the offer price and, if applicable, amend or waive any of the Conditions, they will announce the increase of the offer price and the amendment or waiver of any of the Conditions as applicable by press release and publication in a newspaper of general circulation in the United States at least ten U.S. business days prior to the Expiration Date. The Purchasers will file this announcement with the SEC via the EDGAR filing system on the date that such announcement is made. During the ten U.S. business day period following the Purchasers’ announcement, holders of Ordinary Shares or ADSs who have tendered Ordinary Shares or ADSs into the U.S. Offer will have withdrawal rights. Holders of Ordinary Shares or ADSs may accept the U.S. Offer and will have withdrawal rights with respect to any Ordinary Shares or ADSs tendered into the U.S. Offer until the Expiration Date. However, upon the expiration of the Offers, no further acceptances of the U.S. Offer will be permitted and withdrawal rights will not be extended.
     The Portuguese Offer is currently scheduled to expire on the Expiration Date. If the Portuguese Offer is extended in accordance with Portuguese law, the Purchasers currently intend to extend the U.S. Offer so that it will expire on the same day as the Portuguese Offer. Any announcement of an extension will be issued not later than 9:00 a.m., New York City time, on the next U.S. business day after the previously scheduled Expiration Date. Without limiting the Purchasers’ obligation under such rule or the manner in which the Purchasers may choose to make any public announcement, the Purchasers currently intend to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the SEC.
     Payment for PT Shares accepted for payment pursuant to the U.S. Offer will be made only after timely receipt of:
•	in the case of Ordinary Shares, a properly submitted sale order to any member of Euronext Lisbon or an intermediary to tender such Ordinary Shares into the U.S. Offer as described in the Offer to Purchase under the section captioned, “The U.S. Offer—Section 7. Procedure for Tendering PT Shares—Ordinary Shares”;

•	in the case of ADSs tendered in certificated form, receipt by the U.S. Tender Agent of ADRs evidencing ADSs together with a properly completed and duly executed ADS Letter of Transmittal and all other required documents, as described in the Offer to Purchase under the section captioned “The U.S. Offer—Section 7. Procedure for Tendering PT Shares—ADSs”; and

•	in the case of ADSs tendered by book-entry transfer, book-entry transfer of the ADSs to the DTC account of the U.S. Tender Agent, in either case with receipt by the U.S. Tender Agent of an original signature, or an Agent’s Message (as defined in the Offer to Purchase) instead of the ADS Letter of Transmittal, and all other required documents, as described in the Offer to Purchase under the section captioned “The U.S. Offer—Section 7. Procedure for Tendering PT Shares—ADSs.”
     For a withdrawal of tendered Ordinary Shares to be effective, the shareholder or the shareholder’s nominee must request that the intermediary in whose name the Ordinary Shares are registered cancel the sale order for the Ordinary Shares while the shareholder still has the right to withdraw the Ordinary Shares. A shareholder’s ability to withdraw previously tendered Ordinary Shares may be affected by the ability of the intermediary in whose name such Ordinary Shares are registered to timely cancel the sale order.
     For a withdrawal of tendered ADSs to be effective, a written or facsimile transmission notice of withdrawal, in either case with original signature, must be timely received by the U.S. Tender Agent at one of its addresses set forth on the back cover of this document. Any notice of withdrawal must specify the name of the person having tendered the ADS to be withdrawn, the number of ADSs to be withdrawn and the name of the record holder of the ADSs to be withdrawn, if different from that of the person who tendered such ADSs. If ADRs evidencing the ADSs to be withdrawn have been delivered or otherwise identified to the U.S. Tender Agent, then, prior to the physical release of those ADRs, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such ADSs have been delivered for the account of an Eligible Institution. If ADSs have been delivered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase under “The U.S. Offer—Section 7. Procedure for Tendering PT Shares”, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn PT Shares. If ADRs evidencing the ADSs have been delivered or otherwise identified to the U.S. Tender Agent, the name of the registered owner and the serial numbers shown on such ADRs must also be furnished to the U.S. Tender Agent prior to the physical release of such ADRs.
     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding.
     In general, the sale of PT Shares pursuant to the U.S. Offer will be a taxable transaction for United States federal income tax purposes. For a more complete description of certain U.S. federal income tax consequences of the U.S. Offer, see the Offer to Purchase under the heading “Certain Portuguese and U.S. Federal Income Tax Considerations”.
     A request is being made to PT pursuant to Rule 14d-5 promulgated under the Exchange Act for the use of PT’s shareholders lists and security position listings for the purpose of disseminating the Offer to Purchase, the ADS Letter of Transmittal and all other related materials. Upon compliance by PT with this request, the Offer to Purchase, the ADS Letter of Transmittal and related materials will be mailed to holders of record of PT Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear as holders of record, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of PT Shares. The Offer to Purchase, the ADS Letter of Transmittal and related materials will also be available at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov.
     The Offer to Purchase and the related ADS Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the U.S. Offer.
     The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act of 1934 is contained in the Offer to Purchase and incorporated herein by reference.
     Questions or requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the ADS Letter of Transmittal and all other related materials may be directed to the Information Agent for the U.S. Offer as set forth below, and copies will be furnished promptly at the Purchasers’ expense. The Purchasers will not pay any fees or commissions to any broker or dealers or other person (other than the Co-Dealer Managers, U.S. Tender Agent and the Information Agent) for soliciting tenders of PT Shares pursuant to the U.S. Offer.
The Information Agent for the U.S. Offer is:

              M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokers Call Collect: (212) 750-5833
All Others Please Call Toll-Free: (888) 750-5834
The Co-Dealer Managers for the U.S. Offer are:

J.P. Morgan Securities Inc. 277 Park Avenue New York, New York 10172 Call Collect: (212) 622-2470 Call Toll free: (877) 371-5947	Santander Investment Securities Inc. 45 East 53rd Street New York, New York 10022 Call Collect: (212) 692-2550
January 16, 2007